June 26, 2009

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Owens & Minor, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 27, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Filed May 5, 2009

File No. 001-09810

Dear Ms. Jenkins:

The responses of Owens & Minor, Inc. (the “company”) to your letter regarding the above-referenced filings of the company are set forth below.

For convenience, the comments contained in your letter are presented, followed by the company’s response.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 22

1.	We note your disclosure that there has been no change in your internal controls over financial reporting during the year ended December 31, 2008, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In future filings please state whether changes occurred in your internal controls over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting as required by Item 308(c) of Regulation S-K.

Response:

The company will revise its disclosure in future filings to state whether there has been any change in its internal control over financial reporting during its last fiscal quarter (its fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Owens & Minor, Inc.

9120 Lockwood Boulevard, Mechanicsville, VA 23116-2015

(804) 723-7000 • FAX (804) 723-7100

www.owen-minor.com

Ms. Tia Jenkins

Securities and Exchange Commission

June 26, 2009

Note 14-Income Taxes, page 50

2.	We note your statement that management believes it is more likely than not that you will realize the benefits of your deferred tax assets, net of existing valuation allowances. However, you did not disclose a value for the valuation allowance. Please disclose the amount of the valuation allowance and the net change in the valuation allowance during the years ended December 31, 2008 and 2007 pursuant to SFAS 109, paragraph 43 (c).

Response:

The company’s valuation allowance as of December 31, 2008 and 2007 was $410,000 and $394,000, and changes in the valuation allowance were an increase of $16,000 for 2008 and a decrease of $42,000 for 2007. The company believes that these amounts are immaterial and will clarify its disclosure beginning with its Form 10-K for the year ending December 31, 2009.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Note 7 – Derivative Financial Instruments, page 7

3.	We note that during the three month period ended March 31, 2008 you held interest rate swaps which were designated as fair value hedges of a portion of your Senior Notes. You state that no net gains or losses were recorded on the statement of income related to your debt and interest rate swap agreements. Please explain if the fair value hedge was fully effective and how your accounting complies with paragraph 22 of SFAS 133.

Response:

At inception of the interest rate swap agreements, the company designated the interest rate swaps (“the swaps”) as a fair value hedge of a portion of the company’s Senior Notes as both the swaps and the Senior Notes met all of the conditions described in paragraph 68 of SFAS 133 and related guidance. The company assessed, at inception and continually during the term of the swaps, the likelihood that the parties to the swaps would not default on their obligations with respect to the swaps and concluded that it was probable. As a result, the company was permitted to assume that there was no ineffectiveness to measure and was not required to perform a detailed assessment of effectiveness at inception or on an ongoing basis under paragraph 68 of SFAS 133. Thus, the change in the fair value of the swaps was used as a proxy to measure the change in the fair value of the hedged item with no effect on net income (the “shortcut method”). The use of the shortcut method resulted in recording the fair value hedge as fully effective during the three-month period ended March 31, 2008; therefore, the gains on the swaps exactly offset the loss on the hedged portion of the Senior Notes attributable to interest rate risk, in accordance with paragraphs 22 of SFAS 133.

Ms. Tia Jenkins

Securities and Exchange Commission

June 26, 2009

Note 10 – Commitments and Contingencies, page 8

4.	We note that you have contingent obligations to customers in the aggregate of $36.0 million as of March 31, 2009. Please disclose whether these amounts meet the conditions of paragraph 8 of SFAS 5 for accrual.

Response:

The contractual obligations are required to be paid in the event that certain performance targets are not achieved as of specified dates, generally 36 months from inception of the contract. In order to achieve the performance targets, both the company and certain of its customers have committed to perform specified activities together over the term of the contracts. The company considered the requirements of paragraph 8 of SFAS 5 and determined that the contractual obligations did not meet the conditions for accrual as of March 31, 2009. Specifically, based on facts available to the company as of March 31, 2009, it was not probable that liabilities were incurred as of that date. The company will disclose in all future filings whether the conditions of paragraph 8 of SFAS 5 are met.

If you have any further questions or comments, please contact me at (804) 723-7550 or Grace den Hartog, Senior Vice President, General Counsel and Corporate Secretary at (804) 723-7945.

Sincerely,

Owens & Minor, Inc.

/s/ Olwen B. Cape
Olwen B. Cape
Vice President, Controller